SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated

2 JUNE 2003

AngloGold Limited
_
(Name of Registrant)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
    South Africa____
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F:        Form 40-F:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):
Yes:
      No:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):
Yes:
      No:
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:
      No:
Enclosures:
   ANGLOGOLD ENTERS INTO PURCHASE AND SALE AGREEMENT ON JERRITT CANYON JOINT
VENTURE

 News Release

(Incorporated in the Republic of South Africa)
CORPORATE AFFAIRS DEPARTMENT
(Registration Number: 1944/017354/06)
16th Floor, 11 Diagonal Street, Johannesburg 2001, South Africa

ISIN Number:ZAE000043485
Tel: (+27 11) 637-6385 or Fax: (+27 11) 637-6399/6400
JSE Share Code: ANG

NYSE Ticker: AU
2 June 2003

ANGLOGOLD ENTERS INTO PURCHASE AND SALE AGREEMENT
ON JERRITT CANYON JOINT VENTURE
AngloGold today announced that it has entered into a Purchase and Sale Agreement with Queenstake Resources U.S.A. Inc. on its interests in the Jerritt Canyon Joint Venture. This follows the receipt by the Jerritt Canyon joint venture partners of a second unsolicited offer from Queenstake and a Letter of Intent regarding the transaction dated May 20, 2003. AngloGold owns 70% of the joint venture and is the operator and managing partner of the Jerritt Canyon mine. Under the terms of the Purchase and Sale Agreement, Queenstake has paid a $250,000 deposit and will pay the Jerritt Canyon Joint Venture an additional $1.25 million in cash and 32 million shares of Queenstake common stock on closing, with $6 million in deferred payments and approximately $4 million in future royalty payments. Queenstake will accept full closure and reclamation and other liabilities. The closing is set for June 25, 2003.
For the year ended December 31, 2002, Jerritt Canyon produced 237,000 attributable ounces of gold at a total cash cost of $249 per ounce.
Ends
.

Queries:
www.anglogold.com
South Africa
Tel:
Mobile:
E-mail:
Steve Lenahan
+27 11 637 6248
+27 83 308 2200
slenahan@anglogold.com
Alan Fine
+27 11 637 6383
+27 83 250 0757
afine@anglogold.com

Shelagh Blackman
+27 11 637 6379
+27 83 308 2471
skblackman@anglogold.com
Europe & Asia

Tomasz Nadrowski
+1 212 750 7999
+1 917 912 4641
tnadrowski@anglogold.com
USA

Charles Carter

(Toll free) 800 417 9255

+1 212 750 7999

cecarter@anglogold.com
Australia

Andrea Maxey
+61 8 9425 4604
+61 438 001 393
amaxey@anglogold.com.au

Disclaimer
Except for the historical information contained herein, there are matters discussed in this news release that are forward-looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors including, but not limited to development of the Company's business, the economic outlook in the gold mining industry, expectations regarding gold prices and production, and other factors, which could cause actual results to differ materially from such forward-looking statements, refer to the Company's annual report on the Form 20-F for the year ended 31 December 2002 which was filed with the Securities and Exchange Commission on 7 April 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Limited

Date:  2 JUNE 2003
By:   /s/ C R BULL

_

Name:  C R Bull
Title:     Company Secretary